UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LL Flooring Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55003T107

(CUSIP Number)

Avi Cohen

2350 W O Smith Street

Lawrenceburg, TN 38464

617-851-9635

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons F9 Investments, LLC (Single Member LLC with Thomas D. Sullivan Single Member)
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,698,907
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,698,907

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,907
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.8%
14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons Thomas D. Sullivan
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 1,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 55003T107

1	Names of Reporting Persons John Jason Delves
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 13,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person IN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of LL Flooring Holdings, Inc., a Delaware corporation (“LL”). This Amendment is being filed to amend the Schedule 13D that was originally filed on May 25, 2023, as amended by Amendment No. 1 filed on May 30, 2023 and Amendment No. 2 filed on June 12, 2023 (collectively, the “Schedule 13D”). Other than information set forth on the cover pages and Items 4, 5(a) and (c), 6 and 7 below, no other information in the Schedule 13D is being amended. Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

On August 17, 2023, F9 and CTG sent a letter to the CEO and Chairperson of the Board to LL withdrawing the offer set forth in the letter of May 26, 2023, and confirmed in the letter dated June 9, 2023, to acquire all of the outstanding shares of LL for $5.76 per share of Common Stock in light of LL’s deteriorating financial and operational performance and eroding value, as disclosed in LL’s second quarter 2023 results.

The Reporting Persons expect to consider and evaluate on an ongoing basis their investment in the Common Stock and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate, including but not limited to those related to the maximization of the value of their investment. From time to time, the Reporting Persons have engaged in and expect in the future to engage in discussions with directors, management and other representatives of LL concerning the Reporting Persons’ investment in the Common Stock. The Reporting Persons may also engage in discussions with these persons, with other securityholders of LL and with other relevant parties concerning the business and strategic direction of LL and opportunities to enhance stockholder value. The Reporting Persons may at any time, and from time to time, depending on their evaluation of their investment in the Common Stock, take any and all actions with respect to LL and their investment in the Common Stock as they deem advisable and in their best interest, including disposing of all or a portion of the securities of LL that the Reporting Persons now own or may hereafter acquire. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.

The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of LL, dispose of all or a portion of the securities of LL that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to LL’s securities. The Reporting Persons may formulate other plans or proposals regarding LL or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting LL (including but not limited to the attitude of LL’s board of directors, management and other stockholders) and the general business and future prospects of LL.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of LL, or the disposition of securities of LL; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LL or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of LL or any of its subsidiaries; (d) any change in the present board of directors or management of LL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of LL; (f) any other material change in LL’s business or corporate structure, including but not limited to, if LL is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in LL’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of LL by any person; (h) causing a class of securities of LL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of LL becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of LL

(a)

The number of shares that are beneficially owned and the percent of class is in the information set forth on rows 11 and 13 of the cover pages of this Schedule 13D which are incorporated by reference. In aggregate the group owns 2,713,007 shares or approximately 8.8% of the outstanding shares of LL. The percent of class is based on the number of outstanding shares, 30,724,641, as indicated on the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed by LL on August 4, 2023.

(c)	On August 10, 2023, F9 Investments transferred 1,000 shares of Common Stock to Mr. Sullivan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of LL

The information included in Item 4 above is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit	1 Letter to LL, dated August 17, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2023	F9 INVESTMENTS, LLC

	By:	/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan
Title: Managing Member, Single Member

/s/ Thomas D. Sullivan
Name: Thomas D. Sullivan

/s/ John Jason Delves
Name: John Jason Delves